September 6, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
645 Front St., #2202
San Diego, California 92101

       Re: THC Therapeutics, Inc.
           Amendment No. 5 to Registration Statement on Form 10-12G Filed August 22, 2019
           File No. 000-55994

Dear Mr. Romanek:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2019 letter.

Amendment No. 5 to Form 10 filed August 22, 2019

Patent, Trademark, License & Franchise..., page 7

1. We note your response to prior comment 5. Exhibit 10.2 appears to be an agreement made in November 2016, assigning an application that according to Appendix A was not filed until March 2017. Also, it is unclear how the assignment addresses application
      62/312,327 mentioned in response 7 of your letter to us dated July 8, 2019. Please revise or advise as appropriate. Also, tell us the basis for the legal conclusion regarding the legality and enforceability of the agreement in the last sentence of your response to prior comment 5; if there are material conditions or assumptions underlying that conclusion, please add appropriate risk factors.
 Brandon Romanek
FirstName LastNameBrandon Romanek
THC Therapeutics, Inc.
Comapany 6, 2019
September NameTHC Therapeutics, Inc.
Page 2
September 6, 2019 Page 2
FirstName LastName
Employment Agreements, page 24

2. We note your response to prior comment 9. Please address section 5.3 of exhibit 10.4.
Convertible Instruments, page 31

3. Please disclose the existence and effect of the "Conversion Factor" mentioned in exhibit
         10.11. Additionally, tell us where you disclosed the involvement with the notes you issued of any related person as defined by Regulation S-K Item 404. Likewise, if you issued the securities mentioned in Item 10 of your registration statement to any related person, please clarify your disclosure accordingly.
Exhibits

4. Please expand your response to prior comment 13 to indicate clearly where you have filed each note mentioned on pages F-10 through F-12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso,
Legal Branch Chief, at (202) 551-3617 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Electronics and Machinery
cc:      Lance Brunson, Esq.